centrica 82-4578

taking care of the essentials

02 NOV 12 ...

02055785

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	11 November, 2002
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Mary-Ann Fairhurst	**No. of pages** (incl. this one)	3

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

SUPPL

Please find following a Stock Exchange Announcement recently released.

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Mary-Ann Fairhurst
Secretariat

11/18

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

11 November, 2002

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Quest Exchange Announcement

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

RNS
The London Stock Exchange

8 November 2002

CENTRICA PLC

On 4 November 2002, Centrica plc allotted 156,702 ordinary shares of 5 5/9p each to Centrica Quest Limited in its capacity as a Qualifying Employee Share Ownership Trust (QUEST) for the Company's employee Sharesave Scheme. The shares were allotted on 4 November 2002 at 187.75p per share. Although none of the directors have exercised sharesave options, the executive directors of the Company, being beneficiaries under the Trust, as with other employees, are deemed to have a potential interest in the shares.

Yours faithfully

Derek Woodward
Head of Secretariat